Exhibit 99.1
QIAGEN delivers strong preliminary Q1 2025 results exceeding outlook and raises full-year 2025 adjusted EPS outlook
•Q1 2025 preliminary net sales rise 7% CER and adjusted diluted EPS results of at least $0.55 CER both above outlook despite challenging macro environment

•Full-year 2025 adjusted diluted EPS outlook raised to about $2.35 CER (prior outlook about $2.28 CER)

•On track to exceed 31% CER adjusted operating income margin ahead of 2028 mid-term target

Venlo, the Netherlands, April 6, 2025 – QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced preliminary Q1 2025 results that exceeded its outlook for both net sales and adjusted earnings per share (EPS), reflecting strong performances across many growth drivers.

Net sales grew approximately 5% (+7% at constant exchange rates, CER) to about $483 million in Q1 2025, surpassing the previously communicated outlook for about 3% CER growth (4% CER core business excluding discontinued products such as NeuMoDx and Dialunox). Adjusted diluted EPS are expected to be at least $0.55 CER) compared to the previously communicated outlook for about $0.50 CER.

Sales of the QuantiFERON latent TB test grew about 15% CER as global adoption continues to shift from the skin test to this proven, modern blood-based test. The QIAstat-Dx syndromic testing system advanced above 35% CER on continued demand for respiratory panels along with growth in gastrointestinal and meningitis testing. The QIAcuity digital PCR system and QIAGEN Digital Insights bioinformatics business both delivered high-single-digit CER gains, reflecting solid adoption across research and clinical applications. Additional growth contributions also came from higher sales of PCR consumables and from OEM products. Sample technologies sales declined 1% CER, reflecting the cautious instrument spending environment among some Life Sciences customers.

Given the positive start to 2025, QIAGEN is raising its adjusted diluted EPS outlook for full-year 2025 in light of the strong sales growth in Q1 and the overall current business trends, which includes expected headwinds from the recently announced U.S. import tariffs and a better-than-expected tax environment.

Full-year 2025, adjusted diluted EPS are now expected to be about $2.35 CER, up from the prior full-year outlook for about $2.28 CER, while reaffirming the goal to improve the adjusted operating income margin to above 30% for the year.

QIAGEN will provide additional perspectives on the outlook for full-year 2025 with the publication of full Q1 2025 results on May 7, 2025.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions, enabling customers to extract and gain valuable molecular insights from samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis while bioinformatics software and knowledge bases can be used to interpret data to find actionable insights. Automation solutions bring these processes together into seamless and cost-effective workflows. QIAGEN serves over 500,000 customers globally in Life Sciences (academia, pharma R&D and industrial applications, primarily forensics) and Molecular Diagnostics for clinical healthcare. As of December 31, 2024, QIAGEN employed more than 5,700 people in over 35 locations worldwide. For more information, visit www.qiagen.com.

Forward-Looking Statement

Certain statements in this press release may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements, including those regarding QIAGEN's financial and operational outlook, including its expected Q1 25 and full year net sales, adjusted diluted EPS and adjusted operating income margin, products, development timelines, marketing and / or regulatory approvals, growth strategies, collaborations and operating results are based on current expectations and assumptions. However, they involve uncertainties and risks. These risks include, but are not limited to, challenges in managing growth and international operations (including the effects of currency fluctuations, tariffs, regulatory processes and logistical dependencies), variability in operating results and allocations between customer classes, commercial development for our products to customers in the Life Sciences and clinical healthcare, changes in relationships with customers, suppliers or strategic partners; competition and rapid technological advancements; fluctuating demand for QIAGEN's products due to factors such as economic conditions, customer budgets and funding cycles; obtaining and maintaining regulatory approvals for our products; difficulties in successfully adapting QIAGEN's products into integrated solutions and producing these products; and protecting product differentiation from competitors. Additional uncertainties may arise from market acceptance of new products, integration of acquisitions, governmental actions, global or regional economic developments, natural disasters, political or public health crises, and other "force majeure" events. There is also no guarantee that anticipated financial and operational results will materialize as expected. For a comprehensive overview of risks, please refer to the “Risk Factors” contained in our most recent Annual Report on Form 20-F and other reports filed with or furnished to the U.S. Securities and Exchange Commission.

Source: QIAGEN
Category: Corporate

Contacts QIAGEN:

Investor Relations		Public Relations
John Gilardi Domenica Martorana	+49 2103 29 11711 +49 2103 29 11244	Thomas Theuringer	+49 2103 29 11826
e-mail: ir@QIAGEN.com		e-mail: pr@QIAGEN.com

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